WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 -1000

FACSIMILE: (212) 403 -2000

__________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

__________

OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M.MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA __________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

December 27, 2016

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information

Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Presidio, Inc.
Registration Statement on Form S-1
Filed November 22, 2016
File No. 333-214755

Dear Ms. Jacobs:

On behalf of Presidio, Inc. (“Presidio” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and

Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on November 22, 2016 (the “Registration Statement”), contained in your letter dated December 19, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by the Company’s responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1 unless otherwise noted.

Prospectus Cover Page

1.	Please revise the cover page to disclose the percentage ownership that Apollo Global Management expects to hold after completion of the offering.

Response: In response to the Staff’s comment, the Company has revised the cover page to disclose the percentage ownership that Apollo Global Management expects to hold after completion of the offering.

2.	Please consider disclosing that proceeds of the offering will be used to repay outstanding indebtedness, including your Subordinated Notes that affiliates of Apollo have a 100% economic interest in pursuant to derivative arrangements.

Response: In response to the Staff’s comment, the Company has revised the cover page to add additional details on how the proceeds of the offering will be used to repay outstanding indebtedness. To the extent that the proceeds of the offering will be used to repay the Subordinated Notes, the Company respectfully advises the Staff that it will further revise the cover page in a subsequent amendment to note that affiliates of Apollo have a 100% economic interest in the Subordinated Notes pursuant to derivative arrangements.

Prospectus Summary

Company Overview, page 1

3.	In the first full paragraph on page 3, you compare your growth rate to that of the overall IT market. Please clarify why a comparison of your growth rate to the overall market is appropriate when you specialize in the middle market predominantly within North America.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 133.

Market Overview, page 2

4.	Please tell us whether the Satmetrics and Gartner data was prepared for you. To the extent that it was, please disclose this fact.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that (1) the Gartner data was prepared for the Company and (2) the Satmetrix data was not prepared for the Company. The Company has revised its disclosure on pages 9 and 141 to source the information formerly sourced to Satmetrix to Temkin Group, which is, as of the date hereof, the publicly available source for the Tech Vendor NPS Benchmark, 2016 (B2B) included in Amendment No. 1. The Company respectfully advises the Staff that the Temkin Group data was not prepared for the Company. The Company has revised its disclosure on page iv to note that the Gartner data was prepared for the Company.

5.	In the first full paragraph on page 3 and elsewhere in your prospectus you state that certain data was based on both third-party and management estimates. Please clarify, where appropriate, the methodology used in your management estimates and how you combined these estimates with those of third-parties to present a single result.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii to disclose additional information with respect to management’s contribution to the methodology used to calculate the total addressable market amounts.

Summary Historical And Pro Forma Financial Information, page 17

6.	We note that you have “combined” predecessor and successor financial information to create the fiscal year ended June 30, 2015 column in the tables on pages 18 through 21 even though the period is not the most recent year end. Please revise the presentation of this period to separately reflect predecessor and successor periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 through 22 to separately reflect predecessor and successor periods.

7.	Explain why the “Other cost” adjustment included in your Non-GAAP measurement is appropriate given that these some costs have occurred in each period presented and might represent normal operating expenses. Refer to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“the updated C&DI’s”).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered Question 100.01 of the Compliance and Disclosure Interpretations issued on May 17, 2016 along with rule 100(b) of Regulation G with respect to the “Other cost” adjustments in the calculation of its non-GAAP measures, specifically Adjusted EBITDA and Adjusted Net Income. The Company specifically considered whether the items presented were normal and recurring cash operating expenses. In addition, the Company considered Question 102.03 of the Compliance and Disclosure Interpretations issued on May 17, 2016 that states, “The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K. See Question 100.01.” The Company has refrained from identifying certain adjustments as non-recurring pursuant to Question 102.03.

The Company respectfully advises the Staff that the expenses associated with payments to its former sponsor for advisory and consulting services included in the “Other cost” adjustments were recognized in Predecessor periods pursuant to an agreement with its former sponsor and do not represent normal expenses of the Company as the Successor periods do not include similar charges.

The Company respectfully advises the Staff that expenses for certain acquisition-related integration and related costs included in the “Other cost” adjustments do not represent normal expenses of the Company as they resulted from specific reorganization activities of the Predecessor company that are not continuing activities of the Successor.

The Company respectfully advises the Staff that expenses associated with the integration of previously acquired managed services platforms into one system included in the “Other cost” adjustments do not represent normal expenses of the Company as these expenses reflect costs incurred by the Company solely in connection with the transition of managed services customers from four separate legacy platforms to one common system. The transition to a single system did not occur at one time, but rather over the course of multiple periods in accordance with customer requirements and such expenses are not reflective of the costs associated with the Company’s normal current managed services business.

The Company respectfully advises the Staff that expenses related to unusual office start-up development costs included in the “Other cost” adjustments represent expenses that are atypical of its normal operations. The Company will typically expand its operations into new geographies without a physical presence (i.e., leased office location) and without specific personnel in the new location. As the business activity expands, the Company will open a local office and begin hiring new engineering and sales resources. This adjustment for unusual office start-up development costs relates to specific locations where the Company opened an office location and hired resources in an accelerated manner, resulting in losses incurred by the Company.

The Company respectfully advises the Staff that expenses related to unusual legal expenses included in the “Other cost” adjustments relate to unusual litigation involving the Company. As with most organizations, the Company is involved in litigation matters in its normal operations and expenses that are incurred related to these matters are included as charges to income and are not adjusted to determine the non-GAAP measures presented in the Registration Statement. The matters identified as unusual include a significant litigation matter involving a competitor that inappropriately acquired trade secrets of the Company from a former employee, a significant litigation related to a non-compete agreement involving a new employee, litigation related to the Company’s now disposed Atlantix business involving a vendor partner that is no longer a vendor partner of the Company and significant expenses attributable to discovery and related activities in connection with two subpoenas from the federal government.

The Company respectfully advises the Staff that costs incurred in the development of new cloud service offerings included in the “Other cost” adjustments relate to research and development activities associated with the ramp-up of its cloud business to meet the needs of the Company’s customers. The expenses included in the adjustment reflect costs that are not attributable to revenue-producing services being developed to meet clients’ growing cloud-enablement needs. Accordingly, these expenses are not representative of normal costs in the Company’s business.

Due to the nature of the foregoing expenses, the Company concluded that they should be excluded from its non-GAAP measures since such charges could be viewed by its stakeholders as indicative of the Company’s ongoing business. The Company does not consider these items to be normal and recurring, and notes that normal and recurring items have not been adjusted from results.

8.	Please consider providing pro forma earnings per share here and in your financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Registration Statement includes a placeholder for the disclosure of pro forma earnings (loss) per share on page 18 of the Registration Statement. The Company further respectfully advises the Staff that the Registration Statement includes a placeholder for pro forma earnings per share data in the Unaudited Pro Forma Condensed Consolidated Statement of Operations, on pages 63 and 64 of the Registration Statement, including an explanation of the methodology used to calculate the pro forma earnings per share data in footnotes 1(i) and 1(m) on pages 66 and 67 of Amendment No. 1.

Risk Factors

Our solutions business depends on our vendor partner…, page 23

9.	We note that while you have no long-term contract arrangement with Cisco, it provided up to 67% of your purchases from manufacturers. Please tell us whether you have other types of agreements with Cisco and is if so, how you considered Item 601(b)(10)(ii)(B) of Regulation S-K with regard to these agreements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is party to a Systems Integrator Agreement, dated as of May 14, 2002 (as amended from time to time, the “SIA”) with Cisco. The SIA was made in the ordinary course of business, but is a contract that is material to the Company’s business. The SIA, as amended and extended, is a continuing contract to purchase the major part of the Company’s requirements of goods and services upon which the Company’s business depends to a material extent. The Company therefore will file the SIA as Exhibit 10.11 to the Registration Statement. Concurrently with the filing of Amendment No. 1, the Company has filed a request for confidential treatment with respect to certain portions of Exhibit 10.11.

The Company further respectfully advises the Staff that, while it has additional contracts with Cisco (the “Additional Contracts”), none of the Additional Contracts are material contracts requiring disclosure pursuant to Regulation S-K. The Additional Contracts include agreements for certain ancillary matters between the Company and Cisco, which, while related to the broader economic relationship governed by the SIA, are not material pursuant to Item 601 of Regulation S-K. Additional Contracts include agreements governing rewards and incentives for certain limited aspects of the Company’s performance under the SIA, for certain ancillary licensing matters related to the SIA and for network access to the Cisco network for the Company’s employees. The Company entered into all of the Additional Contracts in the ordinary course of the Company’s business. The Company believes that none of the Additional Contracts qualifies as a material contract required to be disclosed pursuant to the exceptions of Item 601(a)(10) of Regulation S-K because the Additional Contracts are not contracts to sell or purchase a major part of its products or services, and they do not involve any of the related parties listed in Item 601(a)(10)(ii)(A) of Regulation S-K. Furthermore, the Additional Contracts do not involve the acquisition or sale of any property, plant or equipment and do not include any lease of property or any compensatory plan or arrangement. The Company therefore respectfully advises the Staff that it does not intend to file any of the Additional Contracts in connection with the Registration Statement.

Apollo and its affiliates will continue to have control over us…, page 34

10.	Please disclose the number of director nominees that the Apollo Funds will be able to designate if they hold at least 10% but less than 20% of your outstanding common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 34 and 167 to add a placeholder for the number of nominees that Apollo Funds will be able to designate if they hold at least 10% but less than 20% of the Company’s outstanding common stock.

Use of Proceeds, page 47

11.	You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please disclose the interest rate and maturity of the debt that you intend to repay and discuss the use of proceeds of that debt, if applicable. Refer to Instruction 2 in Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Use of Proceeds section on page 47 to add additional details on how the use of proceeds will be used to repay the outstanding indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Operating Performance, page 68

12.	You mention in the first sentence on page 69 that your financial results may be affected by seasonality due to budget cycles of your clients. We also note the last risk factor on page 31. Please disclose the extent of the seasonality, including how it affects your quarterly results.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 32 and 70 to disclose the extent of the seasonality, including how it affects the Company’s quarterly results.

Key Metrics, page 71

13.	Revise to include Net Income (Loss) amounts above the Non-GAAP measures to give the GAAP basis measure a greater or equal prominence. We refer you to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Key Business Metrics on page 73 to include Net Income (Loss) amounts above the Non-GAAP measures to give the GAAP basis measure a greater prominence.

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015, page 78

14.	Consider quantifying the effects on revenue growth from the Netech acquisition here and for the fiscal year ended June 30, 2016.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company begins integrating an acquired business into its existing organization immediately after completing the acquisition. This integration includes, among other things, enhancing the acquired entity’s revenue opportunities through its existing relationships with vendor partners, deploying the Company’s diverse services offerings and providing the acquired entity with access to other technological capabilities. In addition, there are situations in which the acquired entity has common customers with the Company, and transactions that occur subsequent to the acquisition may not be allocable between the Company’s legacy business and the acquired entity. Accordingly, the Company respectfully advises the Staff that it is unable to quantify the effects on revenue growth that are attributable to the Netech acquisition.

15.	Please consider quantifying the increase in the factors noted in the growth of operating expenses. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 94 and 95 to expand the disclosure regarding the growth of operating expenses for the three months ended September 30, 2016 compared to the three months ended September 30, 2015.

Successor Fiscal Year Ended June 30, 2016, page 84

16.	We note your disclosure of financial results on pages 84 through 96 outline the results in each respective period, but do not compare trends or movements in line items period over period. Your discussion of results of operations should include a discussion of results of operations comparing fiscal year to fiscal year on a historical basis in accordance with Item 303 of Regulation S-K. As such, please expand your disclosures to compare the respective periods to the successor period from November 20, 2014 to June 30, 2015 and the predecessor period from July 1, 2014 to February 1, 2015.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 87 through 96 in order to compare (1) the fiscal year ended June 30, 2016 to each of the Successor (as defined in the Registration Statement) period from November 20, 2014 to June 30, 2015 and the Predecessor (as defined in the Registration Statement) period from July 1, 2014 to February 1, 2015 and (2) each of the Successor period from November 20, 2014 to June 30, 2015 and the Predecessor period from July 1, 2014 to February 1, 2015 to the fiscal year ended June 30, 2014.

Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Supplemental MD&A”)

Supplemental Results of Operations – Combined Fiscal Year Ended June 30, 2015, page 97

17.	Your discussion of fiscal year ended June 30, 2016 compared to combined fiscal year ended June 30, 2015 and combined fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014 appears to combine your successor and predecessor periods for fiscal year ended June 30, 2015 (i.e., Full Year). Tell us why you believe it is appropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Consider revising your discussion of results of operations to discuss the fiscal year ended June 30, 2015 on a pro forma basis instead of on a combined basis. We refer you to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 96 through 111 in order to discuss its pro forma fiscal year ended June 30, 2015 pursuant to Article 11 of Regulation S-X. The Company’s revised disclosure sets forth the results of operations for the Successor fiscal year ended June 30, 2016 and the Predecessor fiscal year ended June 30, 2014 compared to each of the separately presented Predecessor period from July 1, 2014 to February 1, 2015 and Successor period from November 20, 2014 to June 30, 2015. The Company has also included, in response to the Staff’s comment, supplemental disclosure by comparing its historical periods to the pro forma fiscal year ended June 30, 2015, which represents the results of the Company for the fiscal year ended June 30, 2015 as if the Presidio Acquisition had occurred on July 1, 2014.

Fiscal Year Ended June 30, 2016 Compared to Combined Fiscal Year Ended June 30, 2015, page 99

18.	Please clarify on page 102 whether the growth in professional services business that resulted from “increased complexity of solutions sold to [y]our customers” was due to an increase in prices or volume. Provide comparable disclosure for the last paragraph on page 109. In addition, in the second to last paragraph on page 109 where you indicate that the increase in sales revenue was partly attributable to increases in third-party attach rates on new hardware sales, you should quantify the extent to which increases in sales were attributable to increases in prices and volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 100 and 107 to provide more information regarding the impact of prices or volume in relation to changes in revenue.

Historical Sources and Uses of Cash

Operating Activities, page 114

19.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 113 to provide a more thorough discussion of cash flows from operating activities. The Company respectfully refers the Staff to the opening paragraph under the heading Operating Activities on page 112 that contains information to provide a general understanding of how the Company generates cash flow from operating activities. The Company has added additional disclosure to each of the periods presented to provide more specific information about the impact of working capital changes on cash flows from operating activities.

Business, page 133

20.	In risk factors, you disclose a backlog of about $573 million for the period ending September 30, 2016. Please provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K, which includes the amount of firm backlog orders for that period and for the same date in the preceding fiscal year.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 31 and 132 to present the amount of backlog orders believed to be firm that are unfulfilled as of September 30, 2016 and September 30, 2015.

21.	It appears from risk factors that a significant portion of your business is derived from IT services provided to government agencies. Please disclose the portion of this revenue that may be renegotiated or terminated at the election of the Government. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 145 to disclose the portion of this revenue that may be renegotiated or terminated at the election of the Government.

22.	Please provide a discussion of the material terms of the Systems Integrator Agreement with Cisco Systems.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 24 to disclose the material terms of the SIA.

Company Overview, page 133

23.	While only 2% of your revenues are derived from non-US sales, you refer to Presidio as the leading provider of IT solutions to the middle market in North America. Please describe the development and current state of your business in countries within North America other than the United States.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 132 and 133 to provide further clarification that the Company operates as a leading provider of IT solutions in the middle market of North America. The additional disclosure provides investors with additional context with respect to the Company’s operations as they relate to the North American IT market. The additional disclosure on pages 2, 3 and 132 also provide additional information with respect to the Company’s operations outside the United States, including information with respect to revenue therefrom, to provide context for its disclosure with respect to the North American IT market. The Company has revised its disclosure on page iii to provide further clarification with respect to the scope of the North American IT market, providing further context for the data the Company has disclosed in the Registration Statement with respect to this market.

The Company further notes that, in response to the Company’s inquiry, Gartner informed the Company that Gartner is unable to prepare individualized IoT services and IT Solutions by Business Size forecasts for the more narrow United States geographic market. When qualified with the Company’s more thorough disclosure, however, the Company believes that the Gartner data on the North American IT market provides useful context for an investor analysis of the Company.

The Company believes that its revisions to the disclosure with respect to the North American IT market, including the additional context disclosed, provide useful information about the Company’s business to investors.

Certain Relationships and Related Party Transactions, page 157

24.	Messrs. Nord and Edson appear to be partners (or principals) of Apollo. Please tell us what consideration you gave to providing the disclosure required under Item 404 of Regulation S-K. Refer to Item 407(e)(4)(i)(C) of Regulation S-K.

Response: The Company respectfully advises the Staff that it believes the revised disclosure under the heading “Certain Relationships and Related Party Transactions” beginning on page 167 includes all disclosure required by Item 404 and Item 407(e)(4)(i)(C) of Regulation S-K.

In addition, the Company has revised its disclosure on pages 167 and 168 to indicate that the Company pays no management fees to Apollo Global Management, LLC or to any of the certain investment funds affiliated with or managed by Apollo, including Apollo Investment Fund VIII, L.P., or their parallel investment funds.

Management Stockholders Agreement, page 157

25.	Please file a copy of the Management Stockholders Agreement as an exhibit or tell us why you believe that it is not required to be filed. In addition, please file copies of the employment agreements you mention in the last sentence on page 158.

Response: In response to the Staff’s comment, the Company has added Exhibits 4.6 and 4.7 to the Exhibit Index (the Management Stockholders Agreement and the form of Apollo Stockholders Agreement, respectively), and will file these exhibits with a subsequent amendment to the Registration Statement.

The Company has revised its disclosure on page 158 of the Registration Statement to remove reference to the employment agreements. The Company will file any employment agreements that it has entered into with certain of its executive officers in accordance with the rules and regulations of the SEC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-9

26.	Please ensure your multiple-element arrangement disclosure includes each of the items outlined in FASB ASC 605-25-50-2. For example, clarify your disclosure to identify each significant deliverable in the arrangement and whether each of those deliverables qualifies as a separate unit of accounting. In addition, clarify whether the software component is within the scope of FASB ASC 985-605.

Response: In response to the Staff’s comment, the Company has revised its multiple-element disclosure on pages 123 and F-10 to improve its clarity around the items outlined in FASB ASC 605-25-50-2.

The Company respectfully advises the Staff that it has concluded that the software component of its multiple-element arrangements would not fall within the scope of FASB ASC 985-605 due to the facts that the Company does not sell proprietary software and the Company does not provide hosting services or postcontract customer support (PCS) services or other software-related services on third-party software. The third-party software sold to customers ordinarily is a component of a tangible product, which functions together to deliver the product’s essential functionality or the software is incidental to the products or services as a whole and thus the components are excluded from the scope of FASB ASC 985-605 in accordance with paragraph 15-4.

For software products, such as enterprise licenses, which are within the scope of FASB ASC 985-605, revenue is recognized when (a) there is persuasive evidence of an arrangement, (b) delivery has occurred, (c) the fee is fixed and determinable and (d) collectability is probable in accordance with FASB ASC 985-605-25-3 and as disclosed at the beginning of the Company’s revenue recognition policy. As such, the Company respectfully advises the Staff that it does not consider additional disclosure necessary.

27.	Please provide us with your analysis that supports recognizing the sale of hardware and software products on a gross basis is appropriate. We refer you to FASB ASC 605-45-45-1 through 45-23. In this regard, since you are selling third-party products and that on certain occasions your vendors ship inventory directly to your customers, explain why you believe you are the primary obligor in these transactions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, in accordance with FASB ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue on a gross basis because it has earned revenue (as a principal) from the sale of the goods or services or on a net basis because it has earned a commission or fee as an agent based on the facts and circumstances of the transaction. To assist companies with this judgment, FASB ASC 605-45-45 provides eight indicators that support reporting gross revenue and three indicators that support reporting net revenue, none of which should be considered presumptive or determinative and the relative strength of each indicator should be considered.

Based on the above guidance and the Company’s facts and circumstances as assessed below, the Company believes that reporting the sale of third-party products on a gross basis, even when shipped directly from its vendors to its customers, is appropriate. This conclusion is based primarily on the notion that the Company (1) is the primary obligor and is responsible for the provisioning of products and/or services pursuant to orders placed by customers, (2) has “back-end” inventory risk and is responsible to arrange for customer returns with the respective manufacturer or distributor, (3) has latitude in establishing the price with its customers, (4) as part of its design of a solution for its customers has full discretion in supplier selection and (5) has credit risk with respect to its customers as collectability risk has not passed to its vendors or suppliers.

In accordance with FASB ASC 605-45-45, the following indicators have been considered.

•    The Entity Is the Primary Obligor in the Arrangement – The Company’s sales approach is solution focused with third-party products being a component of that solution. Middle market companies seek out the Company for its technical knowledge and for assistance in the design, implementation and acquisition of technology solutions. Given the nature of the Company’s relationship with its customers, the Company is not only perceived as the primary obligor in the arrangement, but no arrangement exists between the Company’s vendors or manufacturers and its customers. Upon determining an agreeable IT solution with its customers, the Company will procure products from third-party vendors as part of the fulfillment of its contractual obligations to customers. The Company is responsible for returned product and customer satisfaction issues.

•    The Entity Has Latitude in Establishing Price – The Company does not have any pricing restrictions imposed on it by its vendors and manufacturers nor is the Company’s fee fixed as either a dollar amount or percentage. The Company has full latitude in establishing and negotiating its prices for the products and services it sells and can adjust its pricing based on the scope of work, level of effort and comparable market prices in the industry.

•    The Entity Is Involved in the Determination of Product or Service Specifications – The Company’s customers are primarily middle market companies which seek out the Company for its technical knowledge and for assistance in the design, implementation and acquisition of technology. As a trusted solutions provider, customers rely on the Company for guidance in making IT investment decisions. The Company leverages its team of IT architects and engineers to assist its customers in understanding the options available to select the specific products and services that will be incorporated into the technology solution that the Company delivers. The Company’s selection of particular products and services can have a significant impact on the specifications of the solution.

•    The Entity Has Discretion in Supplier Selection – In providing solutions to customers, the Company has discretion in supplier selection. As an integrator of multi-vendor technology solutions, the Company will determine which products and accordingly which vendors to use in its solutions based on an evaluation of the customer needs and product pricing. The Company does have a single manufacturer whose products represent a large portion of the Company’s overall product purchases, however, the Company does not have any purchase commitments or other contractual arrangements that requires the Company to utilize that particular manufacturer in its solutions.

•    The Entity Changes the Product or Performs Part of the Service – The Company’s arrangements with its customers frequently include implementation services for third-party products that are sold. However, the scope of implementation and other services performed by the Company does not result in changes to the products sold.

•    The Entity Has Credit Risk – The Company has credit risk on its sales to customers for the gross sales price and as a result has a robust credit process that is completed before credit is extended to its customers. The Company’s internal credit team will verify a customer’s credit history and gauges the level of risk involved in extending credit or determining if alternative payment strategies are necessary in order to mitigate the Company’s risk. Incorporated in the Company’s standard terms and conditions is that “Until client shall have satisfied in full all of its payment obligations to Presidio, Presidio retains and client hereby grants to Presidio, a purchase money security interest in all Products sold under this agreement and all proceeds thereof”. Additionally, the Company contracts directly with its vendors and its payments for third-party products and services that are incorporated into customer solutions are not contingent upon collection of its customer’s receivables. As a result, the Company is exposed to and does incur bad debt expense associated with customer accounts.

•    The Entity Has General Inventory Risk – The Company, not its customers, generally orders products directly from third-party vendors after receiving a customer order. Products are generally drop-shipped to customer locations with FOB origin terms. Implementation services are typically performed at customer locations but in certain cases may be performed remotely. The Company does maintain warehouses which are used to store and configure products prior to being shipped to their final location if customer locations are not feasible alternatives. Although this model mitigates the exposure to general inventory risk, the Company is still subject to “back-end” inventory risk in accordance with the Company’s Client Return Material Authorization (RMA) policy. As discussed in Note 1 to its financial statements, the Company maintains a provision for sales returns and a corresponding provision for those products that the Company is able to return to the vendor or manufacturer in accordance with their return policies.

•    The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping – Periodically, the Company will accept FOB destination terms in which case it does have physical loss inventory risk while the goods are in transit from the vendor to the customer. However, the vast majority of the Company’s sales to customers are FOB origin. The Company notes that because the amount of risk inherent in taking title during transit is low, physical inventory risk is a weak indicator.

In determining the Company’s revenue reporting policy it considered the application of the guidance contained within FASB ASC 605-45 as described above, and in the judgment of the Company, gross presentation is appropriate.

In addition, as noted within the Registration Statement, the Company is continuing its evaluation of the impact of FASB ASC 606 on its consolidated financial statements. The Company has not yet completed its analysis of the new standard. However, the Company believes the impact of the principal/agent guidance pursuant to FASB ASC 606 could result in changes in its presentation of revenue based on the facts and circumstances of specific transactions. The Company is not yet able to quantify the impact of such changes, but it will continue its evaluation and consider expanding its disclosure regarding FASB ASC 606 in subsequent filings.

Revenue from leasing arrangements, page F-10

28.	Expand your disclosure to clarify how revenue is allocated between the hardware and software elements in your leases. Further disclose how you estimate the minimum lease payments. We refer you to FASB ASC 840-10 and 605-25.

Response: In response to the Staff’s comment, the Company has revised its disclosure to (1) remove the reference to hardware and software in the revenue from leasing arrangements disclosure and (2) enhance the Company’s disclosure on pages 124 and F-11 regarding estimation of minimum lease payments. The Company acknowledges that in reference to FASB ASC 840-10-15-15, “a lease is defined as conveying the right to use property, plant, or equipment (land and/or other depreciable assets)” and that “intangibles such as workforce and licensing agreements . . . are not deemed the subject of a lease for accounting purposes even though those assets may be amortized.”

As discussed in the Company’s response to comment #26, the Company respectfully advises the Staff that it has concluded that the software components of the Company’s multiple-element arrangements generally would not fall within the scope of FASB ASC 985-605 due to the fact that the Company does not sell proprietary software and the Company does not provide hosting services or postcontract customer support (PCS) services or other software-related services on third-party software. Accordingly, it is the Company’s view that the software in its leasing arrangements functions together with the hardware leased to customers to deliver the product’s essential functionality or the software is incidental to the other leased products or services as a whole. Therefore, the Company views FASB ASC 840 as the appropriate guidance to account for leasing arrangements that include hardware and software.

Leasing arrangements that contain software that does not function together with hardware to deliver the product’s essential functionality or software that is deemed to not be incidental, are subject to allocation in accordance with FASB ASC 840-10-15-19 and FASB ASC 605-25-15-3A(b) based on relative selling prices.

Vendor consideration, page F-17

29.	Please clarify the aggregate quantitative impact of vendor programs on your results. To the extent that these programs are significant to your results, consider disclosing the amounts recognized in the statement of operations and their related classification for each period presented. We refer you to FASB ASC 605-50-50-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-17 to disclose the classification of amounts recognized in the statements of operations associated with its vendor programs.

The Company respectfully advises the Staff that it has considered the guidance in FASB ASC 605-50-50-1 and does not believe this guidance is applicable, as the Company represents the customer with respect to receiving consideration from its vendors. As the paragraph heading of FASB ASC 605-50-50-1 indicates, the disclosure requirements were initially issued as part of EITF Issue No. 06-1, Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the

Service Provider, to address the diversity regarding if incentives given by a service provider to a third-party manufacturer or reseller that ultimately benefits a service provider’s customer are within the scope of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

EITF Issue 01-9 addresses accounting by a vendor for consideration given to a customer. Based on the nature of its vendor programs, the Company believes that the relevant accounting guidance and disclosures are those that were originally issued as part of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, and primarily codified into FASB ASC 605-50-25 paragraphs 10-12, FASB ASC 605-50-45 paragraphs 12-15 and FASB ASC 705-20-25 paragraphs 1-3 and 10-12. In reference particularly to FASB ASC 705, as the customer, the Company is not subject to disclosure requirements within FASB ASC 605-50-50-1.

Index to Exhibits, page II-8

30.	You do not appear to include the agreement related to your floor plan facility that you mention in the second paragraph on page 118. Please tell us what consideration you gave to filing this agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company notes that the floor plan facility mentioned in the second paragraph on page 118 of the Registration Statement is included as Exhibits 10.7 through 10.10 thereto.

31.	It does not appear that complete copies of exhibits 10.1 and 23.3 have been filed. Please advise.

Response: In response to the Staff’s comment, the Company has refiled each of Exhibits 10.1 and 23.3 to include all exhibits to each document.

General

32.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is not an emerging growth company and therefore there are no written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on the Company’s behalf, has or will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

*    *    *    *    *    *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1269 or by email at AJNussbaum@wlrk.com or my colleagues Gordon S. Moodie at (212) 403-1180 or by email at GSMoodie@wlrk.com or Marshall P. Shaffer at (212) 403-1368 or by email at MPShaffer@wlrk.com .

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum, Esq.

cc:	Elliot Brecher

Presidio, Inc.